SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2012

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

Announcement | Lisbon | 22 January 2012

Reduction of Holding and Long Position

Portugal Telecom, SGPS S.A. (“PT”) informs that Telefónica, S.A. (“Telefónica”) has reduced its holding to less than 2% of the voting rights corresponding to the share capital of PT and its long position to less than 5% of PT’s share capital, as follows:

i)       On 20 January 2012, Telefónica disposed, on regulated market, of 150,000 PT shares. As a result of such transaction, Telefónica held 17,912,661 shares representing 1.998% of PT’s share capital and corresponding voting rights;

ii)      On 19 January 2012, within an equity-linked swap Telefónica partially disposed of a long economic position corresponding to 175,000 PT shares;

iii)     As a result of the transactions described in (i) and (ii) above, Telefónica held a long position in PT corresponding to 44,640,099 shares representing 4.979% of PT’s share capital.

Additionally, PT was informed that such holding and long position were attributed to Telefónica as follows:

Holding		% of share capital and voting rights
Shares	17,912,661	1.998%

Financial Instruments

Type	Maturity / Expiration Date	No. of corresponding shares	% of share capital
Equity-linked swap	18 July 2012	3,401,227	0.379%
Equity-linked swap	19 September 2012	9,410,283	1.049%
Equity-linked swap	31 August 2012	13,915,928	1.552%

Long position		% of share capital
(Holding+ Financial instruments)	44,640,099	4.979%

This statement is pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code and articles 2 and 2-A of the Portuguese Securities Commission Regulation no. 5/2008, following a communication received from Telefónica, with registered office at Gran Vía 28, 28013 Madrid, Spain, with a share capital of Euro 4,563,996,485.00, registered in the commercial registry office of Madrid, Tomo 12,534, Folio 21, hoja M-6164, inscription 1359, with the number C.I.F. A-28/015865.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2012

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.